EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 7, 2015

Seabridge Gold Drilling Continues to Grow Higher Grade Deep Kerr Deposit
340 meters of 0.53 g/T gold & 0.60% copper within zone designated for underground mining

Toronto, Canada… Seabridge Gold today announced that results from two more core holes drilled into Deep Kerr at its 100% owned KSM Project in northwestern British Columbia are substantially expanding the deposit in an area being evaluated for low cost, underground block cave mining. These holes are further step-outs down dip from the current resource limits.

The holes drilled this year are confirming a high degree of continuity of mineralization over very considerable distances. K-15-49A intercepted 340 meters averaging 0.53 g/T gold and 0.60% copper including a 197 meter interval grading 0.69 g/T gold and 0.72% copper. K-15-50 intercepted 334 meters grading 0.41 g/T gold and 0.30% copper about 350 meters laterally to the south from K-15-49. K-15-49A intersected the mineralized zone about 200 meter above K-15-49 and roughly 200 meters below the existing resource limit. (See link to cross-sections.) As reported on August 26, 2015, K-15-49 intercepted 483 meters averaging 0.43 g/T gold and 0.56% copper including a 250 meter interval grading 0.49 g/T gold and 0.70% copper.

The two original holes, K-15-49 and K-15-50, have been re-entered for so-called daughter holes which use part of the original hole before being wedged into new intercepts of the target zone. Daughter holes K-15-49B and K-15-50A have been completed and assays are awaited. K-15-49B was designed to extend the dip projection of the resource 200 meters north of K-15-49. K-15-50A is a step-out nearly 200 meters to the south of, and about 300 meters above, K-15-50. All the holes in the 2015 campaign have targeted the projection of the west high grade limb of Deep Kerr. These holes were not extended to test the east high grade limb because projected depths would have been prohibitive. The east zone remains open at depth and remains a high potential target.

In the past two years, Seabridge has successfully targeted higher grade zones beneath KSM’s near-surface porphyry deposits, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone, two copper-rich deposits that have added nearly one billion tonnes of inferred resources to the project at a higher average grade. The goal at Deep Kerr this year was to confirm the continuity of the mineralized zone below the simulated block cave shape used to constrain Deep Kerr resources. The north-central part of the Kerr deposit was selected to test the expansion potential of the deposit.

Seabridge Chairman and CEO Rudi Fronk commented that “we are delighted by the ongoing expansion of Deep Kerr. We are finding thick, continuously mineralized intervals in orientations that are favorable for efficient extraction. The result should be a sizeable increase in resources which we expect will be amenable to block cave mining. We are also pleased to see higher gold grades with depth. Overall, Deep Kerr is once again demonstrating that it has very few equals for size and grade.”

The following table summarizes the drill hole intersections for K-15-49A and K-15-50.

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
K-15-49A	1710.4	1304.4	1644.2	339.8	0.53	0.60	3.1
	including	1358.2	1555.0	196.8	0.69	0.72	4.0
K-15-50	1764.4	1430.4	1764.4	334.0	0.41	0.30	2.4
	including	1433.0	1598.4	165.4	0.56	0.27	3.1
	including	1659.4	1713.8	54.4	0.29	0.41	2.0

Drill holes were oriented using historical information and were designed to intercept the mineralized target at right angles to the strike of the zone. The orientation will be refined with additional drilling but current information indicates the intervals listed above approximate the true thickness of the mineralized zones.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards, and in addition all copper assays that exceed 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) that the east limb of the Deep Kerr deposit is a high potential target; (ii) that the orientations of the continuous, thick intervals of better grade material at Deep Kerr are favorable for efficient extraction; (iii) that the results of this drilling should be a sizeable increase in resources which the Corporation expects will be amenable to block cave mining; (iv) the estimated amount and grade of mineral reserves at a deposit; (v) the estimated amount and grade of mineral resources at the core zone deposits. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "potential", "appears", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment and the geotechnical characteristics of the resource material and its continuity; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2014 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net